Annual Report

Cover Page

Name of issuer:

Crooked City Cider LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: CA
Date of organization: 9/3/2015

Physical address of issuer:

206 Broadway
Oakland CA 94607

Website of issuer:

http://www.crookedcitycidertaphouse.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$183,000.00	$137,900.00
Cash & Cash Equivalents:	$150,000.00	$66,000.00
Accounts Receivable:	($13,141.12)	$137,000.00
Short-term Debt:	$0.00	$5,000.00
Long-term Debt:	$700,000.00	$600,000.00
Revenues/Sales:	$54,000.00	$444,190.00
Cost of Goods Sold:	$20,000.00	$50,123.00
Taxes Paid:	$893.87	$0.00
Net Income:	$6,000.00	$194,000.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Crooked City Cider LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dana Bushouse	CEO	Crooked City Cider, LLC	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dana Bushouse	CEO	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dana Bushouse		100.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company has made certain assumptions about the cider market in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in consumer preferences and shifts in consumer demographics. In order to mitigate this risk, the Company has based its key assumptions off of the operations of other similar businesses.

The Company has made a key assumption that the market for ciders will continue to grow to support its expansion to a new location. If cider does not continue to grow in popularity the company may not be able to support it's expanded operations and may need to scale back it's productions.

Crooked City Cider is dependent on its single manager. If anything catastrophic were to happen to her, the future of the company may be compromised.

Because the Company will manufacture and sell alcohol, it will be subject to extensive regulation by the Federal Tax and California Alcoholic Beverage Control. These regulations are strictly enforced. Failure to follow those regulations could have a severe negative impact on it's sales and even it's ability to remain open

The cost of making cider is very dependent on ingredient costs, especially apples and apple juice. Increases in ingredient costs due to shortages or weather could affect the Company's profit margins.

The alcohol industry is highly competitive. Crooked City Cider face competition from small scale distributors as well as mass-market grocery distributors and retailers, and from both the cider industry as well as the beer industry. These competitors have been in business longer, have substantially greater financial and other resources, and may be better established in their markets.

The Company has limited control over our suppliers and are dependent on them for its business. A change in relationship with a supplier could have negative effects on its operations.

The company owes money through a related party debt. As of April 2018 we owe $210,000 through a related party loan as well as $25,000 through a non-related party loan. We are not prohibited from taking on more debts in the future and therefore, if we increase our debt amount, our financial position could be harmed.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Capital One Vehicle Loan Jeep
Issue date	10/01/16
Amount	$30,000.00
Outstanding principal plus interest	$25,000.00 as of 04/25/18
Interest rate	5.0% per annum
Maturity date	10/01/23
Current with payments	Yes

Loan

Lender	Huntington Bank
Issue date	01/01/17
Amount	$220,000.00
Outstanding principal plus interest	$210,000.00 as of 04/25/18
Interest rate	6.0% per annum
Maturity date	01/01/27
Current with payments	Yes

Interest only for the first 5 years. The loan is being facilitated through Huntington Bank, by Kooiman/Bushouse.

Loan

Lender	Main Street Launch
Issue date	10/31/18
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 03/27/19
Interest rate	8.25% per annum
Maturity date	10/31/20
Current with payments	Yes

The company has previously taken out and fully repaid two other loans. One from Kiva during April of 2016 for $10,000 at 0% interest, and one from Capital One during April of 2016 for $15,000 with a 5% interest rate. Both loans were repaid in full and on time.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kooiman and Bushouse
Amount Invested	$220,000.00
Transaction type	Loan
Issue date	01/01/17
Outstanding principal plus interest	$210,000.00 as of 04/25/18
Interest rate	6.0% per annum
Maturity date	01/01/27
Outstanding	Yes
Current with payments	Yes
Relationship	Parents of Founder

Interest only for the first 5 years. The loan is being facilitated through Huntington Bank, by Kooiman/Bushouse.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $54,000 compared to the year ended December 31, 2018, when the Company had revenues of $91,201.22. Our gross margin was 62.96% in fiscal year 2019, compared to 54.48% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $183,000, including $150,000 in cash. As of December 31, 2018, the Company had $231,405.01 in total assets, including $35,214.06 in cash.
- *Net Income.* The Company has had net income of $6,000 and net income of $2,950.40 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $700,000 for the fiscal year ended December 31, 2019 and $166,520.56 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $525,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Crooked City Cider LLC cash in hand is $60,000, as of March 2019. Over the last three months, revenues have averaged $18,000/month, cost of goods sold has averaged $21,000/month, and operational expenses have averaged $11,000/month, for an average burn rate of $14,000 per month. Our intent is to be profitable in 0 months.

We opened the bar, held grand opening activities, hired staff, took on rent and utility costs amongst other operating costs and shut-down cider production.

We expect revenues to continue to increase as awareness of our new tap house spreads. We have remaining loan funding to cover us during this initial opening phase.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Dana Bushouse, certify that:

(1) the financial statements of Crooked City Cider LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of Crooked City Cider LLC included in this Form reflects accurately the information reported on the tax return for Crooked City Cider LLC filed for the fiscal year ended 2017.

Dana Bushouse
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.crookedcitycider.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Dana Bushouse

Appendix E: Supporting Documents

- Crooked_City_Cider_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Crooked City Revenue Share
- Crooked City Revenue Share Early Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Dana Bushouse

Appendix E: Supporting Documents

- Crooked_City_Cider_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Crooked City Cider LLC

By

Dana Bushouse

Cider Boss

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Dana Bushouse

Cider Boss

5/18/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.